Aegis Capital Corp.

810 Seventh Avenue, 18th Floor

New York, NY 10019

November 8, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	YayYo, Inc. (the “Company”)
Registration Statement on Form S-1, as amended (File No. 333-224549)
Acceleration Request

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 2,875,000 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on Tuesday, November 12, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated November 1, 2019, through the date hereof:

Preliminary Prospectus dated November 1, 2019:

500 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advises that it has complied and will continue to comply, and that is has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Joseph T. Rallo
Name:	Joseph T. Rallo
Title:	Co-Head of Investment Banking